UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
                          -----------------

                                       OR

 [_]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

  For the transition period from _________________ to ________________________

                        Commission file number 000-33384
                                               ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                ESSA Bank & Trust
                                   401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               ESSA Bancorp, Inc.

                                200 Palmer Street
                              Stroudsburg, PA 18360

REQUIRED INFORMATION
--------------------

(a) The ESSA Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

                          ESSA BANK & TRUST 401(k) PLAN

                            STROUDSBURG, PENNSYLVANIA




























                                  AUDIT REPORT

                                DECEMBER 31, 2007

                          ESSA BANK & TRUST 401(k) PLAN
                                DECEMBER 31, 2007



                                                                       Page
                                                                      Number
                                                                      ------

Report of Independent Registered Public Accounting Firm                  1

Statement of Net Assets Available for Benefits                           2

Statement of Changes in Net Assets Available for Benefits                3

Notes to Financial Statements                                          4 - 6

Supplemental Information                                                 7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


Trustees of ESSA Bank & Trust 401(k) Plan
Stroudsburg, Pennsylvania


We have audited the accompanying statement of net assets available for benefits of ESSA Bank & Trust 401(k) Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESSA Bank &
Trust 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ S. R. Snodgrass, A.C.
Wexford, PA
June 27, 2008

                          ESSA BANK & TRUST 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                               December 31,
                                                                         2007              2006
                                                                     --------------    --------------
ASSETS
Investments, at fair value                                           $    5,711,475    $    4,413,114

Contributions:
     Employer contribution receivable                                         7,596             4,161
     Employees contribution receivable                                       15,919               466
     Employee rollover contribution receivable                                   -             44,980
                                                                     --------------    --------------
         Total contributions                                                 23,515            49,607
                                                                     --------------    --------------

     Net assets available for benefits                               $    5,734,990    $    4,462,721
                                                                     ==============    ==============






The accompanying notes are an integral part of these financial statements.

                          ESSA BANK & TRUST 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2007


                      ADDITIONS IN NET ASSETS ATTRIBUTED TO:
                          Investment income:
                             Net appreciation in fair value of investments                    $      522,283
                             Interest on investments                                                   6,145
                                                                                              --------------

                                 Total investment income                                             528,428

                          Contributions:
                             Contributions by employer                                               206,679
                             Contributions by employees                                              436,722
                             Rollover contributions                                                  152,346
                                                                                              --------------

                               Total contributions                                                   795,747
                                                                                              --------------

                               Total additions                                                     1,324,175
                                                                                              --------------

                      DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
                          Benefits paid to participants                                               41,160
                          Administrative expenses                                                     10,746
                                                                                              --------------

                               Total deductions                                                       51,906
                                                                                              --------------

                          Net increase                                                             1,272,269

                      NET ASSETS AVAILABLE FOR BENEFITS
                          Beginning of the period                                                  4,462,721
                                                                                              --------------

                          End of the period                                                   $    5,734,990
                                                                                              ==============











The accompanying notes are an integral part of these financial statements.

                          ESSA BANK & TRUST 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

     The following brief description of the 401(k) Plan (the "Plan") for employees of ESSA Bank & Trust (the "Bank") is provided for general information purposes only. Interested parties should refer to the Plan Document for a more comprehensive description of the Plan's provisions.

     General
     -------

     The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service. An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In 2006, the Plan was amended to change its year-end from November 30 to December 31.

     Contributions
     -------------

     Employees may elect to contribute any amount up to the maximum percentage allowable not to exceed the limits of Code Section 401(k), 402(g), 404, and
     415. The Bank will match 100% of the participant's annual elective deferrals that do not exceed 3% of the participant's compensation, plus 50% of the amount of the participant's annual elective deferrals that do not exceed 5% of the participant's compensation. The participants may direct their accounts into several different investment options. Contributions are subject to certain limitations.

     Participant Accounts
     --------------------

     Each participant's account is credited with Plan earnings. Allocations are based upon participants' account balances at the beginning of the valuation period, while forfeitures related to the non-vested portion of the employer contributions are reallocated to remaining participants' accounts in the ratio of each participant's compensation in relation to compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting
     -------

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the sponsor's contributions in the Plan made prior to December 1, 2004 is based on completion of credited service years. A credited service year is considered one in which the participant completed at least 1,000 hours of service. Such contributions are subject to a six-year graded vesting schedule pursuant to which such amounts vest in 20% increments after each completed year of service, beginning after the completion of the second year of service. Employer contributions made subsequent to December 1, 2004, are immediately vested.

     Payment of Benefits
     -------------------

     Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account. Participants whose accounts are between $1,000 and $5,000 may have the balance of their account rolled over into an IRA. Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or an annuity or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

     Forfeitures
     -----------

     At December 31, 2007 and December 31, 2006, forfeited nonvested accounts totaled $4 and $882, respectively. These amounts will be utilized to reduce future employer contributions or to pay Plan administrative expenses.
     During the year ended December 31, 2007, $1,027 in forfeitures were utilized to reduce the employer's contribution.

     Administrative expenses
     -----------------------

     Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan. Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan's Sponsor. Such expenses amounted to $11,396 for the year ended December 31, 2007.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles.

     A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

     Accounting Estimates
     --------------------

     The  financial  statements  have  been  prepared  in  conformity  with U.S.
     generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.

     Valuation of Investments and Income Recognition
     -----------------------------------------------

     The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

     The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year.

     Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits
     -------------------

     Benefit payments to participants are recorded upon distribution.

     Risks and Uncertainties
     -----------------------

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 3 - INVESTMENTS

     The  Plan  investments  are  administered  by  Massachusetts   Mutual  Life
     Insurance Company ("trustee").

     The fair value of the individual investments that represent 5 percent or more of the Plan's net assets as of December 31, are as follows:

                                                                         2007                    2006
                                                                 ----------------------  ---------------------
                                                                         Fair                    Fair
                                                                         Value                   Value
                                                                 ----------------------  ---------------------

Investments at fair value as
   determined by quoted market price:

     SEI Indexed Equity (Northern Trust)                         $              180,349  $             567,079
     SEI Large Cap Value (Davis)                                                210,725                512,555
     Premium International Equity (OFI)                                         230,116                356,794
     Premium Money Market Fund (Babson)                                         310,288                509,054
     Premium Small Cap Value (OFI Inst)                                          61,173                226,526
     ESSA Bancorp Inc. common stock                                           3,558,341                      -
                                                                 ----------------------  ---------------------
         Total                                                   $            4,550,993  $           2,172,008
                                                                 ======================  =====================


The Plan's investments appreciated in fair value for the year ended December 31 as follows:



                                                                                                  2007
                                                                                            ----------------
Investments at fair value as determined by quoted market price:
     Mutual funds                                                                           $        100,813
     Common stock                                                                                    421,470
                                                                                            ----------------

Net appreciation in fair value                                                              $        522,283
                                                                                            ================



NOTE 4 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

     The Plan obtained its latest determination letter on April 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan. Therefore, related transactions qualify as party-in-interest transactions. Fees paid by the plan for investment management services amounted to $10,746 for the year ended December 31, 2007.

     At December 31, 2007, the Plan held 316,295 shares of ESSA Bancorp, Inc. common stock. There were no dividends received on these shares in 2007.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     Investments and contributions receivable would be considered a financial instrument. At December 31, 2007 and December 31, 2006, the carrying amounts of these financial instruments approximate fair value.

                          ESSA BANK & TRUST 401(k) PLAN
      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    EMPLOYER IDENTIFICATION NUMBER 24-0568185
                                PLAN NUMBER - 002
                                DECEMBER 31, 2007

                                                                                Par or             Fair
                                                                                Shares            Value
                                                                            --------------    --------------


Mutual Funds
------------
     Ultra (American Century)                                                        1,733    $       70,546
     Aggressive Journey                                                                 92            53,369
*    Premium Core Bond (Babson)                                                        232            50,983
     Premium Core Value Equity (Babson/OFI)                                             10            29,154
     Destination Retirement 2030                                                     1,422            85,812
     Destination Retirement 2040                                                     1,593           100,357
     Destination Retirement Income                                                     586            46,322
     Destination Retirement 2020                                                     1,873           166,331
*    SEI Indexed Equity (Northern Trust)                                             2,984           180,349
*    SEI Mid Cap Growth II (TRP)                                                       298            81,948
*    SEI Large Cap Value (Davis)                                                     5,231           210,725
*    SEI Focus Value (Harris/C&B)                                                      461            25,324
*    Premium International Equity (OFI)                                              1,454           230,116
*    Premium High Yield (Babson)                                                       333            39,847
     Growth (OFI)                                                                    1,851           105,340
     Global Opportunities (OFI)                                                        995            22,182
     Moderate Journey                                                                   21             2,305
*    Premium Small Co Oppty II (OFI Inst)                                              363            54,300
*    Premier Strategic Income (OFI)                                                  1,189            62,536
*    Premium Money Market Fund (Babson)                                             16,989           310,288
     New Horizons (T Rowe Price)                                                     1,169            93,885
     Conservative Journey                                                               15             1,695
     Spectrum Growth (T Rowe Price)                                                    888            42,001
*    Premier Cap Appreciation (OFI)                                                    983            26,246
*    Premium Small Cap Value (OFI Inst)                                              1,895            61,173
                                                                                              --------------
                                                                                                   2,153,135

Common Stock
------------
*    ESSA Bancorp Inc. common stock                                                                3,558,341
                                                                                              --------------

         Total                                                                                $    5,711,475
                                                                                              ==============




*    Party-in-interest




                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                               ESSA Bank
                                                              401 (k) Plan

                                                          /s/ Gary S. Olson
DATE                                                      ----------------------
June 27, 2008                                             Gary S. Olson
                                                          as Plan Administrator